UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑

     On May 16, 2011, Telvent USA Corporation, Telvent DTN, Inc. and Telvent Canada LTD., jointly and severally as borrowers (the “Borrowers”), and Telvent GIT, S.A., as guarantor (“Telvent GIT”), entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and as a lender (“JPMorgan”), Fifth Third Bank N.A., as syndication agent and as a lender (“Fifth Third”), KeyBank National Association, as documentation agent and as a lender, PNC Bank N.A. as a lender, and SunTrust Bank, as a lender (collectively, all of the foregoing, the “Lenders”) under which the Lenders made available a revolving credit facility with an initial borrowing amount of U.S. $105 million (the “Revolving Loan”) and a term loan in the initial amount of U.S. $30 million (the “Term Loan”), to finance general corporate purposes, including, but not limited to: (i) the refinancing of an existing credit agreement with JPMorgan and Fifth Third and the indirect refinancing of certain other indebtedness of affiliates of the Borrowers; (ii) the payment of fees and expenses related to such refinancings; and (iii) certain permitted investments. The Revolving Loan and the Term Loan mature on December 23, 2013. The Borrowers may seek an increase in the total Revolving Loan commitment and Telvent USA Corporation may seek a US $5,000,000 increase in the Term Loan commitment, each in accordance with the terms of the Credit Agreement.
     Revolving Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by the Borrowers) (i) the Adjusted Eurocurrency Rate for the interest period in effect for such borrowing plus the Applicable Rate (a “Eurocurrency Loan”), or (ii) the Alternate Base Rate plus the Applicable Rate (an “ABR Loan”). The Term Loan bears interest on the outstanding principal amount at the Alternate Base Rate.
     Interest accruing on Eurocurrency Loans is due on the last day of the interest period applicable to the borrowing of which such loan is a part. Interest accruing on ABR Loans is due on the last business day of each calendar quarter.
     The “Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of: (i) the prime rate in effect on such day; (ii) the federal funds effective rate in effect on such day plus 1/2 of 1%; and (iii) the Adjusted Eurocurrency Rate for deposits in Dollars for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1%; provided, that, for the avoidance of doubt, the Adjusted Eurocurrency Rate for any business day shall be based on the rate appearing on the Reuters Screen LIBOR01 Page 1 (or on any successor or substitute page of such page) at approximately 11:00 a.m. London time on such day.
     The “Adjusted Eurocurrency Rate” means, with respect to any Eurocurrency Loan in Dollars for any interest period or for any ABR Loan, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the Eurocurrency Rate for the applicable interest period multiplied by (b) the statutory reserve rate. For Eurocurrency Loans in currencies other than Dollars, “Adjusted Eurocurrency Rate” means the Eurocurrency Rate with respect to such currencies.
     The “Eurocurrency Rate” means: (i) with respect to any Eurocurrency Loan denominated in Dollars for any interest period, the rate appearing on Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period, as the rate for dollar deposits with a maturity comparable to such interest period; (ii) with respect to any Eurocurrency Loan denominated in Euros for any interest period, the rate appearing on the Reuters Screen EURIBOR01 Page at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period, as the rate for deposits in Euros with a maturity comparable to such interest period; and (iii) with respect to any Eurocurrency Loan denominated in Pesos for any interest period, a rate of interest per annum established by JPMorgan in its sole and absolute discretion, as last quoted to Telvent Canada LTD. no later than 11:00 a.m. London time two (2) business days prior to the disbursement or continuation of such loan in Pesos. To the extent that an interest rate is not ascertainable pursuant to clause (i) or (ii) above, the “Eurocurrency Rate” with respect to such Eurocurrency Loan for such interest period shall be the rate at which deposits in the applicable currency of $5,000,000 and for a maturity comparable to such interest period are offered by the principal London office of JPMorgan in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period.
     The “Applicable Rate” means, for any day, with respect to any: (i) Eurocurrency Loan or ABR Loan denominated in Dollars or Euros or with respect to the commitment fees payable under the Credit Agreement, an applicable rate per annum ranging from .80% to 3.00%, based upon the leverage ratio; or (b) Eurocurrency Loan denominated in Pesos, 0.0% per annum.
     The Borrowers generally can prepay any borrowing in whole or in part without a premium penalty, subject to certain exceptions.
     The principal balance outstanding under the Revolving Loans shall be due and payable in full on December 23, 2013. The principal balance of the Term Loan is due and payable as follows: (i) $1,250,000 per calendar quarter beginning on September 30, 2011 and ending on September 30, 2013; and (ii) the remaining principal is due on December 23, 2013.
     The Credit Agreement contains certain usual and customary representations and warranties, and usual and customary affirmative and negative covenants which include limitations, subsequent indebtedness, certain types of transactions with affiliates on liens, payment of dividends, mergers, sale of assets, guarantees, and other customary limitations. The Credit Agreement also contains usual and customary events of default, including, but not limited to, nonpayment of principal and/or interest, breach of a representation or warranty; nonperformance or breach of certain covenants; bankruptcy or insolvency of the Borrowers, Telvent GIT or any subsidiary; material, nonappealable judgments in excess of € 15,000,000 to the extent not adequately covered by insurers; any other person or group (other than Abengoa, S.A.) gaining control over Telvent GIT or Telvent GIT’s cessation to own, directly or indirectly, 51% of the Borrowers; and incurrence of certain ERISA liabilities.
     The Credit Agreement replaces the credit agreement entered into on November 3, 2010, by and among Telvent USA Corporation and Telvent Canada LTD., as borrowers, Telvent DTN, Inc. and Telvent GIT, as guarantors, JP Morgan, as administrative agent and lender, and Fifth Third, as lender.
     Telvent GIT intends to furnish a copy of the Credit Agreement as an exhibit to its second quarter financial results on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: May 17, 2011